EXHIBIT 99.1

Press release

Linde Proposes Delisting from the Frankfurt Stock Exchange

Woking, UK, October 24, 2022 – Today the Linde plc (NYSE: LIN; FWB: LIN) Board of Directors approved a proposal for shareholders to vote on an intercompany reorganization that would result in the delisting of Linde plc shares from the Frankfurt Stock Exchange. If implemented, a new holding company would be created through an Irish scheme of arrangement and related domestic Irish merger. Shareholders would receive one share of the new holding company to be listed on the New York Stock Exchange in exchange for each share of Linde plc they own. The new holding company will be named Linde and is expected to trade under the existing ticker.

After due consideration and analysis, Linde’s management and board determined that shareholders of Linde plc have become negatively impacted by various factors associated with the stock being dual listed in the United States and Germany.

Sanjiv Lamba, CEO of Linde plc stated, “We are very proud of our rich history and strong presence around the world, including the heritage in Germany. While the dual listing structure has served us well since inception, it has constrained our stock valuation through European restrictions in addition to incremental complexity. We would like to inform our shareholders of these limitations and bring a proposal to let them decide the path forward.”

Mr. Lamba continued, “This proposal has no impact on the Linde organization, our employees, customers, or to our commitment to the regions where we operate, including Germany which will continue to be an important market for us. It only reduces the number of stock exchanges that offer trading of the Linde stock.”

The Company will host a conference call and webcast on Wednesday, October 26th at 10:00 am ET/16:00 CEST to provide further details on this matter, including the delisting process.

Live conference call	US Toll-Free Dial-In Number: 1 888 224 1005 Germany Toll-Free Dial-In Number: 0800 589 4609 UK Toll-Free Dial-In Number: 0800 358 6377 Access code: 3600912
Live webcast (listen-only)	https://investors.linde.com/events-presentations

The slide presentation that will accompany the conference call and webcast will be posted on the events and presentations page of investors.linde.com

Press release

About Linde

Linde is a leading global industrial gases and engineering company with 2021 sales of $31 billion (€26 billion). We live our mission of making our world more productive every day by providing high-quality solutions, technologies and services which are making our customers more successful and helping to sustain and protect our planet.

The company serves a variety of end markets including chemicals & energy, food & beverage, electronics, healthcare, manufacturing, metals and mining. Linde's industrial gases are used in countless applications, from life-saving oxygen for hospitals to high-purity & specialty gases for electronics manufacturing, hydrogen for clean fuels and much more. Linde also delivers state-of-the-art gas processing solutions to support customer expansion, efficiency improvements and emissions reductions.

For more information about the company and its products and services, please visit www.linde.com

Additional Information About the Transaction and Where to Find It

This communication is being made by Linde plc (“Linde”) in respect of a proposed intercompany reorganization (the “Transaction”). A special meeting of shareholders is expected to be announced in due course to obtain shareholder approval in connection with the Transaction. Linde intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement and other relevant documents in connection with the Transaction. The definitive proxy statement (when available) will be sent or made available to shareholders and will contain important information about the Transaction and related matters. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINDE AND THE TRANSACTION. Investors may obtain a free copy of these materials (when available) and other documents filed by Linde with the SEC at the SEC’s website at www.sec.gov, at Linde’s website at www.linde.com or by sending a written request to Forge, 43 Church Street West, Woking, Surrey, GU21 6HT, l, United Kingdom, Attention: Company Secretary.

Participants in the Solicitation

Linde and its directors, executive officers and certain other members of management and employees may be deemed participants in the solicitation of proxies in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of shareholders in connection with the Transaction will be set forth in Linde’s definitive proxy statement for its special meeting of shareholders. You can also find information about Linde’s directors and executive officers in Linde’s proxy statement for its 2022 annual general meeting of shareholders filed with the SEC on May 2, 2022. Investors may obtain a free copy of these documents at Linde’s website noted above.

Press release

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. They are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: Linde’s ability to implement the Transaction, including obtaining High Court approvals and the requisite shareholder vote; the expected timing of the Transaction, if implemented, and its expected effects on the Company, the Company’s stock price and its shareholders; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances, including trade conflicts and tariffs; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics, pandemics such as COVID-19, and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause future results or circumstances to differ materially from adjusted projections, estimates or other forward-looking statements. Linde plc assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A. Risk Factors in Linde’s Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 28, 2022, which should be reviewed carefully. Please consider Linde’s forward-looking statements in light of those risks.

Contacts:

Investor Relations Juan Pelaez Phone: +1 203 837 2213 Email: juan.pelaez@linde.com	Media Relations Anna Davies Phone: +44 1483 244705 Email: anna.davies@linde.com